April 25, 2016

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.

Draft Registration Statement on Form S-1 Submitted March 9, 2016

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 25, 2016

CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016. An electronic version of Amendment No. 1 has been confidentially submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated April 5, 2016, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

General

Comment No. 1

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Prospectus Summary, page 1

Comment No. 2

Please disclose in the filing the basis for your statement on page 4 that “PetIQ is the leading provider of a broad portfolio of veterinarian-recommended pet Rx medications and OTC flea and tick medications sold in national retail stores.”

Response:

The Company has first-hand experience in the pet medication market as a vendor of pet medications to national retail stores such as Wal-Mart, Sam’s Club, Costco, Petco, PetSmart, Kroger, Target and BJ’s Wholesale Club. In the course of its relationship with these national retail stores, the Company has come to know the other vendors such stores purchase from and the products that such vendors provide and, in particular, that no other vendors supply the same breadth of both Rx and OTC medications and wellness products as the Company. Based on this first-hand experience, the Company believes that it was the first, and remains the only, company to sell a broad portfolio of pet medications (including both Rx and OTC pet medications) to such national retailers. As a result, the Company believes it is fair to refer to itself as the “leading provider of a broad portfolio of veterinarian-recommended pet Rx medications and OTC flea and tick medications sold in national retail stores.”

The Transactions, page 13

Comment No. 3

Please describe the material terms of the Preference Notes.

Response:

The Preference Notes will be issued in connection with the consummation of the recapitalization transactions described in the Registration Statement and will become due and payable upon the consummation of the initial public offering of the Company’s shares of Class A common stock, $0.001 par value per share. The Preference Notes will accrue interest at the per annum rate of two percent. The Company has revised the disclosure on pages 13 and 39 of the Registration Statement to reflect the material terms of the Preference Notes.

Comment No. 4

It appears PetIQ, Inc. will be the sole managing member of PetIQ Holdings, LLC (HoldCo) pursuant to the HoldCo Agreement and you will operate and control all of the business and affairs of HoldCo. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Other interests held by the holders of an equity investment at risk should not be combined with equity interests in deciding whether an entity is a VIE. Accordingly, please tell us how you concluded HoldCo was not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined PetIQ, Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and other VIE disclosures discussed in ASC 810-10-50.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

Effective January 1, 2016, OpCo, the Company’s predecessor for financial reporting, adopted FASB Accounting Standards Update (“ASU”) 2015-02, Amendments to the Consolidation Analysis. Therefore, upon completion of the Transactions (as defined in the Registration Statement), the Company’s evaluation of whether HoldCo is a variable interest entity will be applied based on FASB Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation-Overall, as modified by ASU 2015-02.

The company respectfully advises the Staff that none of the VIE scope exceptions in ASC 810-10 are applicable to HoldCo. In evaluating whether any of the conditions in ASC 810-10-15-14 exist with respect to HoldCo, the Company noted the guidance in ASC 810-10-05-3, which states:

[t]hroughout this Subtopic, any reference to a limited partnership includes limited partnerships and similar legal entities. A similar legal entity is an entity (such as a limited liability company) that has governing provisions that are the functional equivalent of a limited partnership. In such entities, a managing member is the functional equivalent of a general partner, and a nonmanaging member is the functional equivalent of a limited partner.

Based on this guidance, the Company believes that HoldCo has governing provisions that are the functional equivalent of a limited partnership, as the Company will be a single investor that is responsible for managing HoldCo’s operations and is granted that responsibility through an equity interest it holds in HoldCo (as opposed to a management contract).

Upon the completion of the Transactions, HoldCo will be a VIE based on the existence of the condition in ASC 810-10-15-14(b)(1). The members of HoldCo (akin to the limited partners in a limited partnership) will lack the power to direct the activities that most significantly affect HoldCo’s economic performance because they will not be able to remove the Company as managing member (the functional equivalent of a general partner) without cause, nor will those members possess substantive participating rights over the Company as managing member. Therefore, the conditions in ASC 810-10-15-14(b)(1)(ii)(01) and (02) do not exist.

In determining which party will be the primary beneficiary of HoldCo under ASC 810-10-25-38A, the Company notes that, for the same reasons described in the previous paragraph, the Company will be considered to have the power to direct the activities that most significantly affect the economic performance of HoldCo. In determining whether the Company possesses the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considered the guidance in ASC 810-10-25-42, which requires a single decision maker that meets the characteristic in ASC 810-10-25-38A(a) (i.e. the Company as managing member) to evaluate whether it holds a potentially significant variable interest by including its direct interests and those indirect interests held by related parties under common control as if they were held directly by the Company. Thus, the Company will include those interests held by Sponsor Corps, which are wholly owned subsidiaries, controlled, and consolidated by the Company as if they were held directly by the Company. The aggregate amount of membership interests held directly and indirectly by the Company on this basis is expected to be 30% or more of the total membership interests of HoldCo, which is potentially significant to HoldCo. Therefore, the Company will be the primary beneficiary of

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

HoldCo and will possess a controlling financial interest in HoldCo. The Company respectfully advises the Staff that after the Transactions are consummated, the Company will include the applicable VIE disclosures in the Company’s consolidated financial statements.

Comment No. 5

We note your disclosure on page 51 that Holdco is the sole managing member of OpCo (PetIQ, LLC). Please tell us how the Holdco met the requirements for consolidating OpCo and its Subsidiaries and provide us with the analysis you performed in reaching this conclusion including your consideration of the applicability of the variable interest entity model in ASC 810. Revise your disclosures as appropriate.

Response:

HoldCo is the sole managing member of OpCo and also owns 100% of the membership interests of OpCo. The Company has not performed a detailed analysis of whether OpCo is a variable interest entity or a voting interest entity, however, under either model HoldCo possesses a controlling financial interest in OpCo. Under the voting interest model, HoldCo owns 100% of the voting interests in OpCo. Under the variable interest model, HoldCo possesses both characteristics of the primary beneficiary under ASC 810-10-25-38A as it possesses power to direct the activities that most significantly affect the economic performance of OpCo and it has a potentially significant variable interest by virtue of its ownership of 100% of the equity interests of OpCo. Therefore, under either model, consolidation of OpCo would be required. The Company advises the Staff that is has revised its disclosure on pages iii, 7, 49, 72 and F-4 to reflect that HoldCo is the sole member of OpCo.

Tax Receivable Agreement, page 14

Comment No. 6

You indicate that you expect to enter into a tax receivable agreement with Continuing LLC owners and Certain Sponsors. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Response:

The Company advises the Staff that it no longer expects to enter in a tax receivable agreement with the Continuing LLC Owners and Certain Sponsors. The Company has revised its disclosure on pages 11, 13, 29, 30, 41, 49, 95, II-3 and the Exhibit Index of the Registration Statement to eliminate all references to a tax receivable agreement. The Company added disclosure on pages 29, 30, 40 and 96 to clarify how tax distributions will be made to holders of LLC Interests under the HoldCo Agreement.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Organizational Structure Following this Offering, page 15

Comment No. 7

Please disclose in the diagram the percentage of economic and voting interests held in PetIQ by each of the Continuing LLC Owners, Certain Sponsors, the public, and the Incentive Plan.

Response:

The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose in the diagram the percentage of economic and voting interests held in PetIQ by each of the Continuing LLC Owners, Certain Sponsors, the public and the Incentive Plan when such information is known.

Comment No. 8

Please disclose in the diagram the percentage of economic and voting interests held in HoldCo by each of the Continuing LLC Owners, the Sponsor Corps, and PetIQ.

Response:

The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose in the diagram the percentage of economic and voting interests held in HoldCo by each of the Continuing LLC Owners, the Sponsor Corps and PetIQ when such information is known.

Comment No. 9

In the diagram of your corporate structure, you show OpCo and subsidiaries below HoldCo. Please revise to present each operating subsidiary separately. Disclose here the nature and form of voting and economic ownership of OpCo and its subsidiaries held by Holdco and others.

Response:

The Company has revised the disclosure on pages 14 and 42 of the Registration Statement to present each operating subsidiary separately. The Company advises the Staff that except as indicated in the revised diagram, the Company or its subsidiaries hold all of the voting and economic ownership of each operating subsidiary.

Comment No. 10

If any of the greater than 5% LLC interest holders of HoldCo are executive officers and/or directors of the company, please disclose.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to revise the Registration Statement to disclose if any of the greater than 5% LLC interest holders of HoldCo are executive officers and/or directors of the Company.

Risk Factors, page 19

Comment No. 11

Please include a risk factor regarding the supermajority voting provisions in your amended and restated certificate of incorporation.

Response:

The Company has revised the disclosure on pages 30 and 31 of the Registration Statement to amend the risk factor titled “Anti-takeover provisions of our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable,” to include the supermajority voting provisions in our amended and restated certificate of incorporation. In addition, the Company has added disclosure to page 107 with respect to an additional supermajority voting provision included in the Company’s amended and restated certificate of incorporation.

We are dependent on a relatively limited number of customers . . ., page 19

Comment No. 12

We note your disclosure that Wal-Mart and Sam’s Club are the only retail customers that accounted for 10% or more of your net sales in 2014 and 2015. However, on page 77 you state that Anda represented 14% of net sales in 2015. Please reconcile.

Response:

The Company advises the Staff that Anda Inc. (“Anda”) purchases products from the Company only as a distributor and not as a retail customer. While we sell products directly to our retail customers, such as Wal-Mart and Sam’s Club, who then sell directly to pet owners, Anda purchases products from the Company and distributes them to more than 30,000 retail pharmacies that have placed orders for such products with Anda and who then sell directly to pet owners As such, Wal-Mart and Sam’s Club are the only retail customers that accounted for 10% or more of the Company’s net sales in 2014 and 2015. The Company has revised the disclosure on pages 18, 55 and 75 of the Registration Statement to clarify this distinction.

We currently purchase our distributed RX and OTC . . ., page 25

Comment No. 13

We note your disclosure that you are not an authorized distributor of the third party RX and OTC medications that you distribute. Also, you state that these medications account for a majority of your net sales. Please clarify why the major pharmaceutical manufacturers have declined to sell Rx and OTC pet medications directly to you and describe the material risks, if any, that the manufacturers of these products may bring action against you.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

Major pharmaceutical manufacturers historically have sold third-party Rx and OTC medications exclusively to veterinarians and have declined to sell directly to non-veterinarian businesses such as ours. The Company believes that this exclusive selling arrangement will continue between manufacturers and veterinarians as veterinarians demand such exclusivity. As a result, the Company purchases medications from licensed distributors, the majority of which are veterinarians. The major pharmaceutical manufacturers historically have not objected to the Company’s purchase of medications from licensed distributors nor is the Company aware of any contractual obligations prohibiting such licensed distributors from selling pet medications to us. As a result, the Company does not believe that there are any material risks associated with not purchasing medications directly from manufacturers. In addition, anecdotally, the Company notes for the Staff that other companies, including PetMed Express, Inc., d/b/a 1-800-PetMeds, a leading nationwide pet pharmacy, also purchase medications from licensed distributors, rather than directly from manufacturers, and have not disclosed any challenges by pharmaceutical manufacturers to their business as a result of such purchasing relationships.

In certain cases, payments under the Tax Receivable Agreement . . ., page 31

Comment No. 14

We note your disclosure that your obligations under the tax receivable agreement could have a substantial negative impact on your liquidity. Please summarize in the risk factors and describe in greater detail under Certain Relationships and Related Party Transactions the material provisions of the tax receivable agreement relating to the company’s liability and the resolution of disputes. Explain in greater detail how you intend to fund the required payments and the effect on the company if it is unable to make these payments.

Response:

The Company advises the Staff that it no longer expects to enter in a tax receivable agreement with the Continuing LLC Owners and Certain Sponsors. The Company has revised its disclosure on pages 11, 13, 29, 30, 41, 49, 95, II-3 and the Exhibit Index of the Registration Statement to eliminate all references to a tax receivable agreement. The Company added disclosure on pages 29, 30, 40 and 96 to clarify how tax distributions will be made to holders of LLC Interests under the HoldCo Agreement.

Under our amended and restated certificate of incorporation ..., page 33

Comment No. 15

Please provide us your analysis whether the fee shifting provisions in your articles are valid in light of Section 102(f) of the Delaware General Corporation Law.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company advises the Staff that, in light of Section 102(f) of the Delaware General Corporation Law, the Company has removed the referenced provision from its amended and restated certificate of incorporation and has revised the disclosure on page 31 of the Registration Statement to delete the referenced language.

Comment No. 16

Please describe in greater detail the meaning of the language that a claimant may be obligated to pay fees if such claimant does not “obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the claim.”

Response:

The Company advises the Staff that, in light of Section 102(f) of the Delaware General Corporation Law, the Company has removed the referenced provision from its amended and restated certificate of incorporation and has revised the disclosure on page 31 of the Registration Statement to delete the referenced language.

Comment No. 17

Please clarify who is subject to the fee shifting provisions.

Response:

The Company advises the Staff that, in light of Section 102(f) of the Delaware General Corporation Law, the Company has removed the referenced provision from its amended and restated certificate of incorporation and has revised the disclosure on page 31 of the Registration Statement to delete the referenced language.

Comment No. 18

Please describe your fee shifting provisions under Description of Capital Stock.

Response:

The Company advises the Staff that, in light of Section 102(f) of the Delaware General Corporation Law, the Company has removed the referenced provision from its amended and restated certificate of incorporation and has revised the disclosure on page 31 of the Registration Statement to delete the referenced language. As a result, no disclosure has been added under “Description of Capital Stock.”

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Our equity sponsors and founders, individually or in the aggregate . . ., page 34

Comment No. 19

Please disclose the ownership of Class B common stock following the offering and the control, whether voting or otherwise, that holders of Class B common stock may exert over the company as a result of such ownership.

Response:

The Company advises the staff that the holders of Class B common stock, together with the holders of Class A common stock, are entitled to one vote per share on all matters on which stockholders generally vote. All of the Class B common stock will be held by the Continuing LLC Owners following the offering. The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose the total voting power that the holders of the Class B common stock will have following the offering when known. The holders of Class B common stock will not have an economic interest in the Company following the offering as the Class B common stock is not entitled to participate in any dividends declared by the Company’s board of directors. The Company has revised the disclosure on pages 7, 32 and 40 of the Registration Statement.

Comment No. 20

If applicable, please disclose that you will be considered a “controlled” company under the exchange’s rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Response:

The Company respectfully advises the Staff that it will not take advantage of any “controlled” company exemption under the rules of the NASDAQ Global Market.

Use of Proceeds, page 45

Comment No. 21

Please provide the information required by Instruction 4 to Item 504 of Regulation S-K for the Preference Notes.

Response:

The Company has revised the disclosure on page 10 and 43 of the Registration Statement to include the information required by Instruction 4 to Item 504 of Regulation S-K for the Preference Notes.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Capitalization, page 47

Comment No. 22

Please revise to present a separate column for “As adjusted before offering” giving effect to the Transaction Adjustments.

Response:

The Company has revised the disclosure on page 45 of the Registration Statement to present a separate column for “PetIQ as adjusted before offering” giving effect only to the Transactions.

Unaudited Pro Forma Consolidated Financial Information, page 50

Comment No. 23

We note your disclosure that HoldCo was formed in 2010. Tell us (a) the nature and amounts on its balance sheet and (b) whether it has any present operations. Please revise to reflect HoldCo’s historical financial information in the pro forma or explain to us why it is not required. Revise your disclosures as appropriate.

Response:

The Company has revised the disclosure on pages 7 and 72 of the Registration Statement to reflect that HoldCo was formed in May 2012. HoldCo has no operations and no assets other than the equity interests of OpCo. As a result, the Company believes that it is appropriate to present financial information for OpCo as its predecessor for financial reporting purposes.

Comment No. 24

Please disclose your proposed accounting for the acquisition of HoldCo LLC interests with the offering proceeds and explain to us the basis for your accounting treatment.

Response:

The Company advises the Staff that the acquisition of the HoldCo LLC interests with the proceeds of the offering will cause a change in the level of ownership that the Company holds in HoldCo. In accordance with ASC 810-10-45-23, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are to be accounted for as equity transactions. Therefore, the carrying amount of the noncontrolling interest in HoldCo will be adjusted to reflect the change in the ownership interest in HoldCo not owned by the Company. Any difference between the fair value of the consideration paid to selling HoldCo members and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to the Company as an adjustment of its additional paid in capital. The Company has revised its disclosure on page 48 to reflect this accounting treatment.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Unaudited Pro Forma Consolidated Statements of Operations, page 53

Comment No. 25

Please include a header to identify this financial statement as the Unaudited Pro Forma Consolidated Statement of Operations.

Response:

The Company has revised the disclosure on page 51 of the Registration Statement to identify the financial statement as the Unaudited Pro Forma Consolidated Statement of Operations.

Comment No. 26

Please present as adjusted before offering pro forma and pro forma earnings (loss) per share amounts. Please also revise to disclose how the as adjusted before offering pro forma and pro forma earnings (loss) per share amounts were computed and disclose any securities not included in each computation for anti-dilutive reasons. In addition, please disclose the number of offering shares included in the denominator used for computing pro forma earnings (loss) per share and explain your basis for including them. Please also disclose the number of offering shares not included and explain why they were not.

Response:

The Company has revised the disclosure on page 51 of the Registration Statement to present pro forma loss per share amounts and to disclose how the pro forma loss per share amounts were computed. The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose any securities not included in each computation for anti-dilutive reasons and the number of offering shares included in the denominator used for computing pro forma loss per share.

Comment No. 27

We note your disclosure on page 98 that net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement pro rata in accordance with the ownership of their respective LLC Interests. Please revise to disclose the ownership of HoldCo LLC interests held by Continuing LLC owners and Registrant prior to the offering and upon completion of offering.

Response:

The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose ownership of HoldCo LLC interests held by Continuing LLC owners and Registrant prior to the offering and upon completion of the offering when such information is known.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Non-GAAP Financial Measures, page 62

Comment No. 28

Please explain in more detail why each of your non-GAAP measure is useful to investors. You should provide an explanation of each measure on a stand-alone basis. Your current explanation does not distinguish between the usefulness of EBITDA, and Adjusted EBITDA.

Response:

The Company respectfully advises the Staff that it believes Adjusted EBITDA is useful to investors in allowing them to understand the Company’s core ongoing business after adjusting for unusual transactions. The Company also presents EBITDA as it is a necessary component for computing Adjusted EBITDA. The Company has revised its disclosure on pages 60 and 61 of the Registration Statement to distinguish between the usefulness of EBITDA and Adjusted EBITDA.

Financial Condition, Liquidity and Capital Resources, page 64

Comment No. 29

We note your disclosure in the financial statement footnotes that the company was not in compliance with certain of its covenants in its credit agreement with a commercial bank and that the company entered into a forbearance agreement with its lenders and continued to execute extensions of the forbearance agreement through 2014 into 2015. If material to an understanding of your liquidity and financial condition, please describe these covenant breaches. For guidance, refer to Section IV.C of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that the covenant breaches referenced in the Company’s financial statement footnotes are not material to an understanding of the Company’s liquidity and financial condition because the agreement under which the covenant breach occurred is no longer in place. Rather, such agreement was replaced by a credit agreement with Crystal Financial in March 2015 and the Company was in compliance with the covenants under such credit agreement until it was amended and restated in March 2016. The Company is currently in compliance with the covenants under the amended and restated credit agreement. The Company has revised the disclosure on page 63 of the Registration Statement to reflect the entry in to the amended and restated credit agreement. Additionally, the Company has had improved operating performance since 2014 and, as a result, does not anticipate any issues complying with the covenants under its current credit agreement. The Company has revised the disclosure on page F-17 to clarify that the agreement under which the covenant breach occurred is no longer in effect.

Comment No. 30

We note your disclosure that your management uses EBITDA and Adjusted EBITDA in evaluating compliance with your debt covenants. It appears that credit agreement and the covenants are material to your operations. To enhance an investor’s understanding of the company’s financial

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

condition and/or liquidity please revise to disclose (a) the non-GAAP financial measure as calculated by the debt covenant (b) the material terms of the credit agreement including the covenant (c) the amount or limit required for compliance with the covenant and (d) the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity or explain to us why it is not required. For guidance, refer to Question 102.09 of the CD&I’s on non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page [60] to delete the language stating that the Company uses EBITDA and Adjusted EBITDA to evaluate compliance with debt covenants. In addition, the Company has revised the disclosure on page [63] of the Registration Statement to provide the material terms of its amended and restated credit agreement entered into in March 2016.

Cash Flows – Cash Used in Operating Activities, page 64

Comment No. 31

Please revise your discussion of cash used in operating activities to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For guidance, refer to Section IV.B.1 of SEC Release 33-8350.

Response:

The Company has revised the disclosure on page 62 of the Registration Statement to provide a robust discussion of the significant drivers that contributed to material changes in operating cash flows.

Business, page 68

Comment No. 32

We note your disclosure here and elsewhere that you have recently started selling your products through e-commerce. Please provide the website in which you sell your products or the means of distribution through e-commerce.

Response:

The Company has revised the disclosure on pages 1 and 66 of the Registration Statement to reflect that it sells its e-commerce products through Amazon.

Comment No. 33

We note your disclosure here and elsewhere that you source the Rx medications directly from third party manufacturers and indirectly through licensed resellers and authorized distributors. Please describe this process in more detail. For example, disclose whether you need regulatory approval to buy the medications and whether a customer needs a prescription to purchase the medications.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company advises the Staff that it sources Rx medications directly from third party manufacturers and indirectly through licensed resellers and authorized distributors. The Company then sells such Rx medications to licensed pharmacies or licensed retailers. Such pharmacies and retailers do not need a prescription to purchase the Rx medications from the Company, as they are not the ultimate consumer of the Rx medications. Pet owners, the ultimate consumer of the Rx medications, must provide a prescription to purchase Rx medications from our customers for their pets. The Company has revised its disclosure on page 73 of the Registration Statement to state that its customers sell pet Rx medications to pet owners who have a prescription.

Comment No. 34

If any of your contracts with your primary distributors or contract manufacturers, are material, please describe the material terms of these contracts and file as exhibits. See Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that its contracts to purchase and sell products are made in the ordinary course of business and are of the type that ordinarily accompanies the sale of pet medications as conducted by the Company. Additionally, the Company is not substantially dependent on any one of these contracts. As such, the Company respectfully advises the Staff that no disclosure of material contracts is required under Item 610(b)(10) of Regulation S-K.

Government Regulation, page 81

Comment No. 35

We note your disclosure that your operations are “subject to regulation by the FDA, the EPA, the Florida Department of Health and the USDA and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and export of [y]our products, including drug and food safety standards.” In particular, you disclose that certain of your pet medication products require FDA approval prior to marketing. Please describe these regulations in greater detail as they specifically relate to your business. For example, disclose what type of FDA approvals are required for your products and whether you have received the required FDA approvals for your medication products.

Response:

All prescription animal drugs are required to be approved by the FDA through either a New Animal Drug Application or, in the case of generic prescription animal drugs, an Abbreviated New Animal Drug Application (“ANADA”). At present, two of the Company’s products, TruProfen and Heart Shield Plus, have been approved by the FDA under ANADAs submitted to the FDA and held by third parties. The Company has agreements with these third parties that hold the approved ANADAs to private

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

label the Company’s proprietary value-branded products under such ANADAs. However, these third parties that hold the ANADAs are ultimately responsible for compliance with regulatory obligations associated with these products. The Company has revised the disclosure on page 80 of the Registration Statement to provide additional detail around these FDA approvals.

Legal Proceedings, page 82

Comment No. 36

Please quantify the relief sought in the action filed by Merial. See Item 103 of Regulation S-K.

Response:

The Company respectfully advises the Staff that Merial has not quantified the relief sought in its action and, as such, the Company is unable to provide the disclosure requested by the Staff.

Incentive Plans and Awards, page 91

Comment No. 37

Please file the Prior HoldCo Agreement as a material contract under Item 601(b)(10) of Regulation S-K.

Response:

The Company undertakes to file the Prior HoldCo Agreement as a material contract under Item 601(b)(10) of Regulation S-K and has revised the disclosure on page II-3 and the Exhibit Index of the Registration Statement to reflect this addition.

Certain Relationships and Related Party Transactions, page 95

Comment No. 38

For each transaction in this section, please state the name of the related person and the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

Response:

The Company has revised the disclosure on pages 94 through 100 of the Registration Statement to identify the related person for each identified transaction and the basis on which such person is a related person.

Comment No. 39

For each transaction in this section, as applicable, please quantify the approximate dollar value of the amount involved for the current period and for each of the last three fiscal years. See Item 404(a)(1) and Instruction 1 to Item 404 of Regulation S-K.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company has revised the disclosure on page 94 of the Registration Statement to quantify the approximate dollar value paid under each of the management agreements for each of the last three fiscal years. The Company advises the Staff that the disclosure regarding the Transactions is prospective and no payments have been made in connection with the Transactions during the prior three fiscal years.

Comment No. 40

Please disclose in tabular format any material payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will receive in connection with the offering, including from any purchase of LLC interests, repayment of the preference notes, payments under the tax receivable agreement, and any other proceeds of this offering.

Response:

The Company has added a placeholder on page 95 of the Registration Statement for tabular disclosure of any material payments, compensation or the value of any equity that each of the Company’s directors, executive officers or affiliates will receive in connection with the offering. The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to provide disclosure of the requested amounts when such information is known.

Comment No. 41

Please provide the disclosure required by Item 404 of Regulation S-K for the related party transactions described under Note 7 to your financial statements or tell us why this disclosure is not required.

Response:

The Company respectfully advises the Staff that the consulting agreements with equity holders are the same agreements as the management agreements disclosed on page 94 of the Registration Statement. The Company respectfully advises the Staff that it has revised page 94 of the Registration Statement to disclose the pledge agreement reference in Note 7 to the consolidated financial statements. Finally, the Company respectfully advises the Staff that no disclosure of the note receivable from third party is required under Item 404 as the supplier referenced on page F-20 is not a related party as defined by Item 404.

Tax Receivable Agreement, page 95

Comment No. 42

Please identify the Continuing LLC Owners by naming any related parties and the class of persons who comprise these owners, such as employees, investors, etc.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company advises the Staff that it no longer expects to enter in a tax receivable agreement with the Continuing LLC Owners and Certain Sponsors. The Company has revised its disclosure on page 94 to delete all references to a tax receivable agreement.

Principal Stockholders, page 102

Comment No. 43

Please disclose in the table the total voting power for each beneficial owner.

Response:

The Company has revised the disclosure on page 102 of the Registration Statement to provide placeholders for the total voting power for each beneficial owner. The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to disclose the voting power for each beneficial owner when such information is known.

Comment No. 44

Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by all the entities reflected in the table.

Response:

The Company has revised the disclosure on page 102 of the Registration Statement to identify the natural persons who exercise voting and/or investment control over the securities held by all the entities reflected in the table.

Comment No. 45

Please also provide tabular disclosure regarding the beneficial ownership of LLC Interests, including the number of LLC Interests beneficially owned prior to the offering, the number of LLC Interests beneficially owned after the offering and the corresponding voting power in the LLC prior to and after the offering.

Response:

The Company respectfully advises the Staff that, as disclosed on page 101 of the Registration Statement, the number of shares of Class B common stock listed in the beneficial ownership table correlates to the number of LLC Interests each Continuing LLC Owner will own immediately prior to and after the offering (after giving effect to the Transactions). In addition, prior to the reclassification of all series of LLC Interests into a single series, it would be very difficult to clearly display in the table in a manner easily understood by investors the number of each series of LLC Interests held by each Continuing LLC Owner prior to the offering. As such, the Company respectfully advises the Staff that the presentation of the shares of Class B common stock owned after the offering on page 101 of the Registration Statement provides investors the same information as presenting the number of LLC Interests held after the offering and, therefore, the Company has not added the requested tabular disclosure.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Description of Capital Stock, page 104

Anti-takeover Effects of Provisions of Our amended and restated Certificate of Incorporation, page 106

Comment No. 46

If you plan on filing your amended and restated certificate of incorporation with the Secretary of State of Delaware after the public shareholders buy your IPO shares, please tell us the basis for the last sentence of this section or delete.

Response:

The Company has revised the disclosure on page 105 of the Registration Statement to delete the sentence referenced by the Staff.

Financial Statements

Comment No. 47

We note PetIQ Holdings, LLC (HoldCo) was formed in 2010. Considering Registrant will be acquiring HoldCo LLC interests, please revise to include the historical financial statements of HoldCo or explain to us in detail why they are not required.

Response:

The Company has revised the disclosure on pages 7 and 72 of the Registration Statement to reflect that HoldCo was formed in May 2012. HoldCo has no operations and no assets other than the equity interests of OpCo. As a result, the Company believes that it is appropriate to present consolidated financial statements for OpCo as its predecessor for financial reporting purposes.

PetIQ, Inc.

Notes to Balance Sheet

1. Organization, page F-4

Comment No. 48

Please disclose your fiscal year end.

Response:

The Company has revised the disclosure on page F-4 of the Registration Statement to reflect that the Company’s fiscal year end is December 31.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

PetIQ, LLC and subsidiaries

Note 1. Principal Business Activity and Significant Accounting Policies, page F-11

Comment No. 49

Please revise your accounting policy to clarify whether or not you allocate a portion of your depreciation and amortization expenses to cost of sales. If you do not allocate any depreciation and amortization expenses to cost of sales, please remove the gross profit subtotal from your consolidated statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B.

Response:

The Company advises the Staff that depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of operations. The Company does not manufacture or produce a significant portion of the products it sells and, accordingly, the portion of depreciation and amortization expense that is related to production and packaging equipment (and therefore, which would need to be allocated to cost of sales) is less than $500,000. Given the immaterial amount of depreciation and amortization expense that would be allocated to cost of sales, the Company respectfully advises the Staff that it does not believe it is necessary to remove the gross profit subtotal from the consolidated statements of operations and re-label the cost of sales line item throughout the filing. The Company has revised its disclosure on page F-13 to clarify that depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of operations.

Comment No. 50

We note the products you offer disclosed on page 74. Please revise to disclose the revenues for each product or each group of similar products for the periods presented as required by ASC 280-10-50-40.

Response:

ASC 280-10-50-40 requires disclosure of revenues from external customers for each product and service or each group of similar products. The Company advises the Staff that all of the Company’s revenue is derived from its portfolio of pet health and wellness products and the Company views such products as a group of similar products that are complementary to one another. As such, the Company respectfully advises the Staff that its revenue disclosure in the consolidated financial statements meets the requirements of ASC 280-10-50-40 and no additional disclosure is required.

Recently Issued Accounting Pronouncements, page F-15

Comment No. 51

We note you have not provided disclosure as to how ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, may impact your financial statements in future periods. Please tell us why you believe inclusion of this disclosure is not necessary, or revise your disclosure to discuss how this recently issued accounting pronouncement may affect your financial statements including any expected impact as a result of the amendment. Please also disclose here and elsewhere in

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

the filing any characteristics of the Registrant’s structure that could potentially impact your consolidation of HoldCo. and/or other entities upon the adoption of this ASU. We refer you to the guidance outlined in SAB Topic 11M.

Response:

The Company advises the Staff that ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. OpCo has no material interests in any legal entity that is not already consolidated, or contractual relationship with any VIEs and therefore has determined that disclosure of this ASU is not required in its financial statements since there will not be a material impact on OpCo’s consolidated financial statements upon adoption. Additionally, the Company respectfully advises the Staff that the consolidated financial statements referenced by the Staff are those of OpCo, the Company’s predecessor for financial reporting, and not those of the Company.

Note 10. Segments, page F-21

Comment No. 52

We note on page 74 and elsewhere in the filing, you indicate that your product portfolio includes Rx Medications, OTC Medications and supplies and wellness products. We also note that you manufacture and sell proprietary value-branded products as well as distribute branded pet Rx medications and OTC medications manufactured by third parties. You state that the company operates in two operating segments, and thus two reportable segments. Considering you derive revenue by selling several products (proprietary and third party) through several channels, tell us how you determined that you have two reportable segments. In this regard, provide us a detailed analysis how you identified your operating segments and applied the guidance in ASC 280-10-50-10 in determining your reportable segments. To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). Revise your disclosures as appropriate including the disclosures required by ASC 280-10-50-21a.

Response:

The Company respectfully advises the Staff that it performed an analysis of its segments pursuant to ASC 280 and concluded, as disclosed in footnote 10 to the OpCo consolidated financial statements included in the Registration Statement, that the Company has two reporting segments, consisting of the Company’s Domestic operations (procurement, packaging, and distribution of the portfolio of pet health and wellness products in the U.S. and Canada) and the Company’s International operations (procurement, packaging, and distribution of the portfolio of pet health and wellness products in the international market, primarily Europe).

As an initial matter, the Company first assessed its organizational and reporting structure and determined that the Company’s executive management team, consisting of the Chief Executive Officer, the President and the Chief Financial Officer, is the Company’s chief operating decision maker (the “CODM”), as this group of individuals regularly reviews financial information in order to make decisions about allocating resources to, and assessing the performance of, the Company’s segments.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

ASC 280-10-50-1 provides that an operating segment is a component of a public entity that has all of the following characteristics:

a.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b.	operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

c.	discrete financial information is available.

The Company is in the business of selling a portfolio of pet products to the retail sector. It does so in the U.S. and Canada (Domestic) and internationally, primarily in Europe (International). The sales forces and management teams for each of the Company’s Domestic and International segments are different; however, operating results for each segment are reviewed by the CODM to make management and resource allocation decisions for the segment and to assess its performance. In addition, the monthly and quarterly income statements for the Company provide a measure of profit or loss by Domestic and International operations (which measure of profit or loss includes consideration of all operating expenses for Domestic and International operations), which constitute discrete financial information reviewed by the CODM in making resource allocation decisions. Accordingly, the Company’s operating segments have been identified as Domestic and International.

Within each operating segment, management and resource allocation decisions are made by the CODM on an individual customer basis, rather than on the basis of individual products or product categories. The Company’s customers in each segment, which include large and market dominant national retailers such as Wal-Mart, Sam’s Club and Costco, dictate the type and the mix of products across each of the Company’s product categories, and resources are allocated based on the demands of such customers. Management and allocation decisions about the type and the mix of products within the Company’s overall product portfolio are based on the anticipated demands of the Company’s customers and the Company alters its focus among and between products within its portfolio based on its customers’ changing needs. The Company communicates regularly with its customers to understand their needs and their view of ever-changing retail consumer preferences for pet products. Additionally, the Company’s sales force within each operating segment is organized by customer, with all sales representatives selling all of the Company’s products within that segment to specific customers. Further, the Company’s sales representatives are compensated on the basis of total sales to individual customer, regardless of the product or categories of products sold to that customer. The Company does not allocate expenses on a product basis.

The CODM makes resource allocation decisions based on weekly flash sales reports, which present sales information on an individual customer basis, not a product basis, leading to the conclusion that the Company does not have product-based operating segments. Resource allocation decisions are made by the CODM based on a holistic view of the Company’s pet health and wellness product portfolio in concert with a thorough understanding of the Company’s customers’ demands, in both the Domestic and International operating segments. While the CODM receives other financial information, including sales and gross margin information by product category, such information is collected for financial reporting purposes and is not used by the CODM to make management and resource allocation decisions.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

To further corroborate the evaluation of the CODM’s assessment of operating results and resource allocation decisions, the Company also evaluated its organizational structure. The Company is organized by function, with the Vice President of Drug and Compliance and the Vice President of Sales reporting directly to the CODM. This organizational structure does not provide for a delineation of responsibilities by product or product category and indicates that the Company is not functionally organized on a product or product category basis. Moreover, the Company’s sales efforts are organized by customers, not products or product categories. Another data point assessed was the basis on which executive compensation is determined, noting that the performance objectives used to determine executive compensation are based on aggregate Company performance rather than performance of specific products or categories. These data points further enhance and corroborate the fact that the CODM is taking a holistic product portfolio view of operations and resource allocations.

Therefore, the Company has concluded that it operates two segments, which are Domestic and International. Both operating segments sell primarily to the retail channel. The Company considered whether its two operating segments could be aggregated into a single reportable segment under the aggregation criteria of ASC 280-10-50-11. However, while both segments sell pet products, the product mix between the two has historically been different, with dissimilar margins. Because these segments do not have similar economic characteristics, the Company concluded that aggregating the two operating segments was not appropriate, and, as a result, has included both reportable segments (the Domestic segment and the International segment) in the segment footnote disclosures.

In addition, anecdotally, the Company notes for the Staff that PetMed Express, Inc., d/b/a 1-800-PetMeds, a leading nationwide pet pharmacy that sells a portfolio of pet medications (including both Rx and OTC) and supplies, and FreshPet, Inc., which sells dog food, cat food and dog and cat treats, do not report segments by product category and, rather, each has only one reporting segment. The Company believes that the business models of PetMed Express and FreshPet are substantially similar to its business model.

The Company has revised its disclosure on page F-21 of the Registration Statement.

Undertakings, page II-3

Comment No. 53

Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company has revised the disclosure on page II-4 of the Registration Statement to include the undertakings requires by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Signatures

Comment No. 54

Please include the signature of your principal accounting officer. See Instructions to Signatures in Form S-1.

Response:

The Company has revised the signature page of the Registration Statement to clarify that John Newland is both the Company’s principal financial officer and the Company’s principal accounting officer.

*                    *                      *

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein